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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 8-A/A


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                            WHITEHALL JEWELLERS, INC.
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             (Exact Name of Registrant as Specified in Its Charter)


                Delaware                              36-1433610
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         (State of Incorporation                   (I.R.S. Employer
            or Organization)                      Identification No.)


155 N. Wacker Dr., Suite 500, Chicago, Illinois              60606
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     (Address of Principal Executives Offices)            (Zip Code)


                  If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective upon filing pursuant to General Instruction A.(c), check the following box. [ ]

                  If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

                  Securities Act registration statement file to which this form relates N/A (if applicable).

                  Securities to be registered pursuant to Section 12(b) of the
Act:

         Title of Each Class                   Name Of Each Exchange On Which
         To Be So Registered                   Each Class Is To Be Registered
         -------------------                   ------------------------------
                N/A                                         N/A

                  Securities to be registered pursuant to Section 12(g) of the
Act:

                         Common Stock, $.001 par value,
              including associated Preferred Stock Purchase Rights
              ----------------------------------------------------
                                (Title of Class)




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     Item 1.   Description of Registrant's Securities to be Registered

                  This amendment to the Company's Registration Statement on Form 8-A is being filed for the purpose of deleting therefrom the incorporation by reference to the Company's Registration Statement on Form S-1 (file no. 333-1794) with respect to the description of the rights to purchase shares of Series A Junior Participating Preferred Stock of the Company. The following amends and restates the summary of such rights to purchase shares of Series A Junior Participating Preferred Stock of the Company. In all other respects, the Description of the Registrant's Securities previously incorporated by reference in the Company's Registration Statement on Form 8-A remains in effect.

                          SUMMARY OF RIGHTS TO PURCHASE
             SHARES OF SERIES A JUNIOR PARTICIPATING PREFERRED STOCK


                  On April 1, 1996, the Board of Directors (the "Board") of Whitehall Jewellers, Inc., a Delaware corporation (the "Company"), declared a dividend of one preferred stock purchase right (individually a "Right" and collectively the "Rights") for each share of Common Stock, $.001 par value (the "Common Stock"), of the Company and a dividend of 35.42083833 Rights for each Share of Class B Common Stock, $1.00 par value (the "Class B Common Stock"), of the Company. The dividend was paid to holders of record of the Common Stock and Class B Common Stock on May 2, 1996, the effective date of the Company's initial public offering registration statement, file no. 333-1794 (the "Record Date") Each Right entitles the holder thereof (except as described below) to purchase from the Company one one-hundredth of a share of the Series A Junior Participating Preferred Stock, $.001 par value (the "Preferred Shares"), of the Company at a price (the "Exercise Price") of $52.00 per one one-hundredth of a Preferred Share, subject to adjustment. The terms of the Rights are set forth in the Amended and Restated Stockholders Rights Agreement dated as of April 28, 1999, as it may be amended from time to time (the "Rights Agreement") between the Company and BankBoston, N.A. as Rights Agent (the "Rights Agent"). Capitalized terms not defined herein have the respective meanings specified in the Rights Agreement.

DISTRIBUTION DATE; TRANSFER OF RIGHTS

                  Initially, the Rights associated with the Common Stock and Class B Common Stock outstanding as of the Record Date will be evidenced solely by the stock certificates for such Common Stock and Class B Common Stock. The Rights will separate from the Common Stock upon the earliest to occur of (i) 10 Business Days after the first public announcement that any Person (other than an Exempt Person (as hereinafter defined)) has become an


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Acquiring Person (as hereinafter defined) and (ii) 10 Business Days (or such other Business Day as may be determined by action of the Board prior to the time that any Person shall become an Acquiring Person (as hereinafter defined) after the commencement by any Person (other than an Exempt Person) of, or the first public announcement of its intention to commence, a tender or exchange offer if, upon the consummation thereof, such Person would be the Beneficial Owner of 15% or more of the outstanding shares of Common Stock (the earliest of the dates specified in clauses (i) and (ii) being hereinafter called the "Distribution Date"). After the Distribution Date, the Rights will be evidenced solely by separate certificates and will trade independently from the Common Stock.

                  An "Acquiring Person" is any Person who or which, together with its Affiliates and Associates, has acquired 15% or more of the shares of Common Stock then outstanding, but does not include (i) the Company, (ii) any Subsidiary of the Company, (iii) any employee benefit plan or other compensation program or arrangement of the Company or of any such Subsidiary, (iv) any Person holding shares of Common Stock for or pursuant to the terms of any such plan, program or arrangement, (v) Hugh M. Patinkin, John R. Desjardins, Matthew M. Patinkin, and each Affiliate and Associate thereof and (vi) Frontenac Venture V Limited Partnership, and each Affiliate and Associate thereof (together "Frontenac"), provided that, Frontenac shall be considered an Acquiring Person if Frontenac shall be the Beneficial Owner of more than 30% of the shares of Common Stock of the Company then outstanding prior to the consummation of the Offering plus 2% (the Persons specified in clauses (i) through (vi) being herein collectively called "Exempt Persons"). Notwithstanding the foregoing, if the Board of Directors of the Company determines in good faith that a Person who would otherwise be an "Acquiring Person," has become so inadvertently, and such Person divests as promptly as practicable a sufficient number of shares of Common Stock so that such Person would no longer be an "Acquiring Person," then such Person shall not be deemed to be an "Acquiring Person."

         A "Restricted Person" is an Acquiring Person or any Affiliate or Associate thereof.

                  The Rights Agreement provides that, until the Distribution Date (or the earlier redemption or expiration of the Rights), the Rights may be transferred only with the associated shares of Common Stock and Class B Common Stock. Until the Distribution Date (or the earlier redemption or expiration of the Rights), stock certificates for Common Stock and Class B Common Stock issued after the Record Date, either upon transfer of outstanding shares or original issuance of additional shares of Common Stock or Class B Common Stock, will contain a legend incorporating the Rights Agreement by reference. Until the


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Distribution Date (or the earlier redemption or expiration of the Rights), the surrender for transfer of any stock certificate for shares of Common Stock or Class B Common Stock, with or without such legend and whether or not a copy of this Summary of Rights is attached thereto, will also constitute the transfer of the Rights associated with the shares of Common Stock or Class B Common Stock represented by such stock certificate.

                  As soon as practicable after the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to the holders of record of the Common Stock and Class B Common Stock as of the Close of Business on the Distribution Date, which thereafter will constitute the sole evidence of the Rights. Each share of Common Stock issued by the Company after the Distribution Date and prior to the earlier redemption or expiration of the Rights, including any shares of Common Stock issued by reason of the exercise of any option, warrant, right (other than the Rights) or conversion or exchange privilege (however evidenced) issued by the Company prior to the Distribution Date, will be accompanied by a Right (unless the Board expressly provides to the contrary at the time of issuance of any such option, warrant, right or privilege), and Rights Certificates evidencing such Rights will be issued at the same time as the stock certificates for the associated shares of Common Stock.

                  The Rights are not exercisable until the Distribution Date. Moreover, the time when the Rights may be exercised is restricted as described in the next paragraph. The Rights will expire on the tenth anniversary of the Record Date (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below.

EXERCISE OF RIGHTS UNDER CERTAIN CIRCUMSTANCES

                  In the event that any Person becomes an Acquiring Person, proper provision will be made so that the registered holder of each Right (other than Rights Beneficially Owned as described in the next sentence) will thereafter have the right to receive, upon exercise thereof, the number of shares of Common Stock which, at the time of the occurrence of such event, will have a market value equal to two times the then current Exercise Price. After the first occurrence of either of the events described in the preceding sentence, all Rights which are, or (under certain circumstances specified in the Rights Agreement) were, Beneficially Owned by a Restricted Person or specified transferees therefrom will be or become void. Under no circumstances may a Right be exercised after the occurrence of either such event unless the Company's right to redeem the Rights (as described below) has expired.


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                  If, on or after the date on which any Person has become an
Acquiring Person, any of the following transactions occur: (i) the Company merges into or consolidates with an Interested Stockholder (as hereinafter defined) or, unless all holders of the Company's outstanding shares of Common Stock are treated the same, another Person (with limited designated exceptions);
(ii) an Interested Stockholder or, unless all holders of the Company's outstanding shares of Common Stock are treated the same, another Person (with limited designated exceptions) merges into the Company and either (A) all or part of the outstanding shares of Common Stock of the Company are converted into capital stock or other securities of any other Person (or the Company), cash and/or other property or (B) such shares remain outstanding, unconverted and unchanged; or (iii) the Company sells or transfers 50% or more of its consolidated assets or earning power to an Interested Stockholder (as hereinafter defined) or, unless all holders of the Company's outstanding shares of Common Stock are treated the same, another Person (with limited designated exceptions); proper provision will be made so that the registered holder of each Right (other than Rights which have become void) will thereafter have the right (the "Flip-Over Right") to receive, upon exercise thereof, the number of common shares of the acquiror (or of another Person affiliated therewith) which, at the time of consummation of such transaction, will have a market value equal to two times the then current Exercise Price. An "Interested Stockholder" is any Restricted Person or any Affiliate or Associate of any other Person in which such Restricted Person has an interest, or any Person acting, directly or indirectly, on behalf of or in concert with any such Restricted Person.

ADJUSTMENTS TO EXERCISE PRICE AND STOCK PURCHASABLE UPON EXERCISE

                  The Exercise Price payable, the number and kind of shares of capital stock issuable upon exercise of the Rights and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution (i) in the event of a dividend payable in Preferred Shares on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to the holders of the Preferred Shares of certain options, warrants or rights to subscribe for or purchase Preferred Shares at a price, or securities convertible into or exchangeable for Preferred Shares with a conversion or exchange price, less than the then Fair Market Value of the Preferred Shares or (iii) upon the distribution to the holders of the Preferred Shares of cash, securities, evidences of indebtedness or other property (other than a regular quarterly cash dividend or a dividend payable in Preferred Shares) or options, warrants or rights (other than those referred to in clause (ii) above).

                  The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of

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each Right are also subject to adjustment in the event of a dividend on the
Common Stock payable in shares of Common Stock or a subdivision, combination or reclassification of the Common Stock occurring, in any such case, prior to the Distribution Date.

                  With certain specified exceptions, no adjustment in the Exercise Price will be made until the cumulative adjustments required equal at least 1% of the Exercise Price. The Company is not required to issue fractional Preferred Shares (other than fractions which are multiples of one one-hundredth of a Preferred Share), but in lieu thereof the Company would be required to make a cash payment based on the Fair Market Value of the Preferred Shares on the trading day immediately preceding the date of exercise.

TERMS OF PREFERRED SHARES

                  The Preferred Shares receivable upon exercise of the Rights will not be redeemable. Each Preferred Share will entitle the holder thereof to receive a preferential quarterly dividend equal to 100 times the aggregate per share amount of all cash dividends, plus 100 times the aggregate per share amount (payable in kind) of all non-cash dividends and other distributions (other than in shares of Common Stock), declared on the Common Stock during such quarter, adjusted to give effect to any dividend on the Common Stock payable in shares of Common Stock or any subdivision, combination or reclassification of the Common Stock (a "Dilution Event"). Each Preferred Share will entitle the holder thereof to 100 votes on all matters submitted to a vote of the stockholders of the Company, voting together as a single class with the holders of the Common Stock and the holders of any other class of capital stock having general voting rights, adjusted to give effect to any Dilution Event. In the event of liquidation of the Company, the holder of each Preferred Share will be entitled to receive a preferential liquidation payment equal to 100 times the aggregate per share amount to be distributed to the holders of the Common Stock, adjusted to give effect to any Dilution Event, plus an amount equal to accrued and unpaid dividends and distributions on such Preferred Share, whether or not declared, to the date of such payment. In the event of any merger, consolidation or other transaction in which the outstanding shares of Common Stock of the Company are exchanged for or converted into other capital stock, securities, cash and/or other property, each Preferred Share will be similarly exchanged or converted into 100 times the per share amount applicable to the Common Stock, adjusted to give effect to any Dilution Event.

                  Because of the nature of the dividend, voting, liquidation and other rights accorded to each Preferred Share, the value of the one one-hundredth of a Preferred Share receivable upon the exercise of each Right should approximate the value of one share of Common Stock.


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REDEMPTION OF RIGHTS

                  At any time prior to the earliest of (i) 10 Business Days after the first public announcement that any Person (other than an Exempt Person) has become an Acquiring Person, (ii) the occurrence of any transaction which permits the exercise of the Flip-Over Right and (iii) the Final Expiration Date, the Board may redeem the Rights in whole, but not in part, at the redemption price of $.01 per Right, adjusted to give effect to any Dilution Event (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board, in its sole discretion, may establish. After the redemption period has expired, the Company's right of redemption may be reinstated, under the circumstances specified in the Rights Agreement, if either (i) the Person who became an Acquiring Person shall reduce, in one or a series of related transactions not involving the Company or any Subsidiary or the occurrence of any transaction which permits the exercise of the Flip-Over Right, its Beneficial Ownership of the outstanding shares of Common Stock to less than 10% of such outstanding shares or (ii) in connection with any transaction which permits the exercise of the Flip-Over Right, which does not involve an Interested Stockholder and in which all holders of the Common Stock are treated the same. Immediately after action by the Board directing the redemption of the Rights, the option to exercise the Rights will terminate, and thereafter each registered holder of the Rights will only be entitled to receive the Redemption Price therefor.

EXCHANGE OF RIGHTS

                  At any time after any Person has become an Acquiring Person and prior to the time that any Person (other than an Exempt Person), together with its Affiliates and Associates, has become the Beneficial Owner of 50% or more of the outstanding shares of Common Stock, the Board may direct that all or any part of the outstanding Rights (other than Rights which have become void) be exchanged for shares of Common Stock at the exchange rate of one share of Common Stock (or one one-hundredth of a Preferred Share or of another share of capital stock of the Company having equivalent rights, preferences and privileges) per Right, adjusted to give effect to any Dilution Event.

AMENDMENT OF THE RIGHTS AND THE RIGHTS AGREEMENT

                  Prior to the Distribution Date, the terms of the Rights and the Rights Agreement may be supplemented or amended by the


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Board in any manner. From and after the Distribution Date, the Rights may be supplemented or amended by the Board, without the approval of the holders of the Rights, in certain respects which do not adversely affect, as determined by the Board, the interests of such holders; provided, however, that the Rights Agreement cannot be amended to lengthen (i) any time period unless (A) such lengthening is approved by at least a majority of the Disinterested Directors and (B) such lengthening is for the benefit of the holders of the Rights or (ii) any time period relating to when the Rights may be redeemed if at such time the Rights are not then redeemable.


MISCELLANEOUS

                  Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

                  A copy of the Rights Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is hereby incorporated herein by reference.


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Item 2.           Exhibits

Exhibit No.                     Description
-----------                     -----------
     1.          The Registrant's Restated Certificate of Incorporation, as
             amended, is hereby incorporated by reference to Exhibit 4.1 to the
             Registrants Current Report on Form 8-K filed February 3, 1999, file
             no. 0-028176.

     2.          Amended and Restated Stockholders Rights Agreement dated as of
             April 28, 1999 between the Registrant and BankBoston, N.A. (filed herewith).

                                    SIGNATURE


                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 1999




                                         WHITEHALL JEWELLERS, INC.



                                         By:  /s/ John R. Desjardins
                                              ----------------------------
                                              John R. Desjardins
                                              Executive Vice President,
                                                Finance & Administration
                                                and Secretary


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                                  EXHIBIT INDEX


Exhibit No.                     Description
-----------                     -----------
     1.           The Registrant's Restated Certificate of Incorporation, as
             amended, is hereby incorporated by reference to Exhibit 4.1 to the
             Registrants Current Report on Form 8-K filed February 3, 1999, file
             no. 0-028176.

     2. Amended and Restated Stockholders Rights Agreement dated as of April 28, 1999 between the Registrant and BankBoston, N.A.
             (filed herewith).